SPECIALTY UNDERWRITERS' ALLIANCE, INC.
222 South Riverside Plaza
Chicago, Illinois 60606

July 7, 2005

BY EDGAR AND BY FAX

United States Securities and Exchange Commission
Station Place
100 F Street, NE
Washington, DC 20549

Attention:	Mr. Greg Belliston Division of Corporation Finance

Re:	Specialty Underwriters' Alliance, Inc. Registration Statement on Form S-1 Registration No. 333-124263

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), the undersigned Registrant hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the "Registration Statement") to 4:30 p.m., Eastern time, on July 11, 2005 or as soon thereafter as practicable.

We acknowledge that should the Securities and Exchange Commission (the "Commission") or the staff acting by delegated authority declare the Registration Statement effective, (i) it does not foreclose the Commission from taking any action on the Registration Statement, and (ii) it does not relieve us from our full responsibility for the adequacy and accuracy of the Registration Statement’s disclosure.

We further acknowledge that we may not assert the Commission’s or staff’s comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

We confirm our awareness of our statutory responsibilities under the Act and the Securities Exchange Act of 1934, as amended.

Please notify Christopher Doyle, Esq. of Stroock & Stroock & Lavan LLP, counsel to the Registrant, at (212) 806-5641 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request or if you require additional information.

Very truly yours,

SPECIALTY UNDERWRITERS' ALLIANCE, INC.

By:   /s/ Scott W. Goodreau
         Name: Scott W. Goodreau
        Title: Vice President, General Counsel and
                   Administration and Corporate Relations